UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Tiger Media, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

88674Y 105

(CUSIP Number)

Joshua B. Weingard, Esq.

Tiger Media, Inc.

4400 Biscayne Blvd.

Miami, FL 33137

(305) 575-4602

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88674Y 105	Page 2 of 6

1.	Names of reporting persons Phillip Frost, M.D.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 4,804,588*
	9.	Sole dispositive power
	10.	Shared dispositive power 4,804,588*
11.	Aggregate amount beneficially owned by each reporting person 4,804,588*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 34.6%
14.	Type of reporting person (see instructions) IN

*	Frost Gamma Investments Trust (“Gamma Trust”) owns 4,804,588 shares. Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

Does not include up to 900,108 shares of common stock of the Issuer that may be issued to Gamma Trust to the extent certain revenue targets are achieved as set forth in the Merger Agreement (defined below).

CUSIP No. 88674Y 105	Page 3 of 6

1.	Names of reporting persons Frost Gamma Investments Trust 46-0464745
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization State of Florida
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 4,804,588*
	9.	Sole dispositive power
	10.	Shared dispositive power 4,804,588*
11.	Aggregate amount beneficially owned by each reporting person 4,804,588*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 34.6%
14.	Type of reporting person (see instructions) 00

*	Does not include up to 900,108 shares of common stock of the Issuer that may be issued to Gamma Trust to the extent certain revenue targets are achieved as set forth in the Merger Agreement (defined below).

CUSIP No. 88674Y 105	Page 4 of 6

This Amendment No. 12 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 6, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on October 15, 2008, Amendment No. 2 to the Schedule 13D filed on April 13, 2009, Amendment No. 3 to the Schedule 13D filed on May 1, 2009, Amendment No. 4 to the Schedule 13D filed on July 14, 2009, Amendment No. 5 to the Schedule 13D filed on December 24, 2009, Amendment No. 6 to the Schedule 13D filed on November 22, 2011, Amendment No. 7 to the Schedule 13D filed on July 20, 2012, Amendment No. 8 to the Schedule 13D filed on August 23, 2012, Amendment No. 9 to the Schedule 13D filed on January 17, 2013, Amendment No. 10 to the Schedule 13D filed on July 12, 2013 and Amendment No. 11 to the Schedule 13D filed on February 14, 2014 (together the “Original Schedule 13D”), by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”) (collectively, the “Reporting Persons”). This Amendment is filed pursuant to the Third Amended and Restated Joint Filing Agreement dated April 6, 2015 as executed by the Reporting Persons listed on the cover page to this Amendment (Exhibit 99.9 to this Amendment.)

Item 1.	Security and Issuer.

Item 1 is deleted in its entirety and replaced with the following text:

This Schedule 13D is filed by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”) (collectively the “Reporting Persons”) with respect to shares of common stock, par value $0.0005 per share, of Tiger Media, Inc., a Delaware corporation (the “Issuer”), formerly known as SearchMedia Holdings Limited, the successor to Ideation Acquisition Corp. (“Ideation”) and ID Arizona Corp. (“ID Arizona”). All share amounts in this Schedule 13D have been adjusted to reflect the Issuer’s one-for-five reverse stock split, effective March 19, 2015. The principal executive offices of the Issuer are located at Room 1705, 511 Weihai Road, Jing An District, Shanghai, China 200041.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraphs to the end of the item:

On March 21, 2015, Gamma Trust received 2,660,309 shares of common stock of the Issuer in exchange for shares of common stock and shares of preferred stock of The Best One, Inc. (“TBO”) pursuant to the Merger Agreement and Plan of Reorganization by and among the Issuer, TBO, TBO Acquisition, LLC, a direct wholly owned subsidiary of the Issuer, and Derek Dubner, solely in his capacity as representative of the TBO shareholders, dated December 14, 2014, as amended (the “Merger Agreement”). Also, Gamma Trust may receive up to an additional 900,108 shares of common stock of the Issuer to the extent certain revenue targets are achieved as set forth in the Merger Agreement (the “Earn-Out Shares”).

Item 4.	Purpose of Transaction.

Item 4 is deleted in its entirety and replaced with the following text:

The Reporting Persons acquired the shares of common stock of the Issuer for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of common stock or other securities of the Issuer convertible into common stock. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of common stock which they now own or may hereafter acquire.

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) The Reporting Persons are the beneficial owners of 4,804,588 shares of common stock of the Issuer, representing 34.6% of the Issuer’s common stock. The percentage of beneficial ownership is based upon 13,888,454 shares of common stock outstanding as of March 21, 2015. The number of shares and percentage of beneficial ownership set forth in this Item 5(a) does not include the Earn-Out Shares.

(b) Each of the Reporting Persons have the shared power to vote or direct to vote or the shared power to dispose or direct the disposition of 4,804,588 shares of common stock of the Issuer beneficially held by the Reporting Person. The securities discussed above are owned of record by Gamma Trust, of which Dr. Frost is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Dr. Frost may be deemed to be the beneficial owner of the shares held by Gamma Trust.

The filing of this statement shall not be construed as an admission that Dr. Frost or Gamma Trust is, for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

(c) Transactions in the Issuer’s securities affected by the Reporting Persons during the past sixty days:

The information set forth above in Item 3 is incorporated herein by reference.

There were no additional transactions in the last 60 days.

(d)-(e) Not applicable.

CUSIP No. 88674Y 105	Page 5 of 6

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Merger Agreement, Gamma Trust entered into a lock-up agreement providing that it may not sell or otherwise transfer any shares of the Issuer or any other securities convertible into or exercisable or exchangeable for shares of the Issuer that are beneficially owned and/or acquired by it (or underlying any security acquired by it) as of the date of the Merger Agreement or otherwise in connection with the merger, subject to certain exceptions, for a period of 12 months after the closing date.

Notwithstanding the foregoing, nothing in the lock-up agreement restricts: (a) transfers of shares as a bona fide gift; (b) transfers of shares to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the person signing the lock-up agreement or their immediate family; (c) transfers of shares to any beneficiary of the person signing the lock-up agreement pursuant to a will, trust instrument or other testamentary document or applicable laws of descent; (d) transfers of shares to the Issuer; (e) transfers of shares to any entity directly or indirectly controlled by or under a common control with the person signing the lock-up agreement; provided that, in the case of any transfer or distribution pursuant to clause (a), (b), (c), or (e) above, each donee, distributee or transferee shall sign and deliver to the Issuer, prior to such transfer, a lock-up agreement substantially in the form executed by Gamma Trust. The form lock-up agreement is attached as Exhibit 99.10 hereto.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is amended by adding the following exhibit to the end of the item.

Exhibit 99.9	Third Amended and Restated Joint Filing Agreement, dated April 6, 2015 by the Reporting Persons.

Exhibit 99.10	Form of Lock-Up Agreement (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 26, 2015, and incorporated herein by reference.)

CUSIP No. 88674Y 105	Page 6 of 6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2015	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., individually

FROST GAMMA INVESTMENTS TRUST

Dated: April 6, 2015	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee